UNITED
STATES
SECURITIE
S AND
EXCHANGE
COMMISSIO
N
WASHINGTO
N, D.C.
20549

SCHEDULE
13G
UNDER THE
SECURITIE
S
EXCHANGE
ACT OF
1934
(AMENDMEN
T NO.
___)*

Aaipharma
Inc.
(Name of
Issuer)

Common
Stock
(Title of
Class of
Securitie
s)

00252w104
(Cusip
Number)

*The
remainder
of this
cover
page
shall be
filled
out for a
reporting
person's
initial
filing on
this form
with
respect
to the
subject
class of
securitie
s, and
for any
subsequen
t
amendment
containin
g
informati
on which
would
alter
disclosur
es
provided
in a
prior
cover
page.

The
informati
on
required
on the
remainder
of this
cover
page
shall not
be deemed
to be
"filed"
for the
purpose
of
Section
18 of the
Securitie
s
Exchange
Act of
1934
("Act")
or
otherwise
subject
to the
liabiliti
es of
that
section
of the
Act but
shall be
subject
to all
other
provision
s of the
Act
(however,
see the
Notes).

SCHEDULE
13G

CUSIP
No.00252w
104
Page 2 of
6 Pages


1.
	NAME
S OF
REPORTING
PERSONS
	S.S.
OR I.R.S.
IDENTIFIC
ATION
NOS. OF
ABOVE
PERSONS

	Brow
n Capital
Managemen
t, Inc.

2.
	CHEC
K THE
APPROPRIA
TE BOX IF
A MEMBER
OF A
GROUP*
(a)[ ]

(b)[ ]

3.	SEC
USE ONLY

4.
	CITI
ZENSHIP
OR PLACE
OF
ORGANIZAT
ION
	Mary
land

5.
	S
OLE
VOTING
POWER
NUM
BER
OF
SHA
RES
	2
,269,9
00
BEN
EFI
CIA
LLY
6.
	S
HARED
VOTING
POWER
OWN
ED
BY
EAC
H

REP
ORT
ING
7.
	S
OLE
DISPOS
ITIVE
POWER
PER
SON
	2
,640,3
00
WIT
H
8.
	S
HARED
DISPOS
ITIVE
POWER

	-
-
9.
	AGGR
EGATE
AMOUNT
BENEFICIA
LLY OWNED
BY EACH
REPORTING
PERSON
	2,64
0,300

10.
	CHEC
K IF THE
AGGREGATE
AMOUNT IN
ROW (9)
EXCLUDES
CERTAIN
SHARES*


11.
	PERC
ENT OF
CLASS
REPRESENT
ED BY
AMOUNT IN
ROW (9)
	15.0
9%

12.	TYPE
OF
REPORTING
PERSON*
	IA
CO

CUSIP No.
00252w104
Page 3 of
6 Pages

Item 1(a)
	Name
of
Issuer:

	Aaip
harma,Inc
 .

	(b)
Address
of
Issuer's
Principal
Executive
Offices

	2320
Scientifi
c Drive

	Wilm
ington,
NC 28405

Item 2(a)
	Name
of Person
Filing:

	Brow
n Capital
Managemen
t, Inc.

	(b)
Address
of
Principal
Business
Office
or, if
none,
Residence
:

	1201
N.
Calvert
Street
	Balt
imore,
Maryland
21202

	(c)
	Citi
zenship:

	Mary
land

	(d)
	Titl
e of
Class of
Securitie
s:

	Comm
on Stock

	(e)
	CUSI
P Number:

	0025
2w104

Item 3:
	Capa
city in
Which
Person is
Filing:

	[x]
Investmen
t Adviser
registere
d under
Section
203 of
the
Investmen
t
Advisers
Act of
1940.

CUSIP
No.00252w
104
Page 4 of
6 Pages


Item 4:
	Owne
rship:

	As
of
December
31, 2000:

	(a)
	Amou
nt
Beneficia
lly
Owned:

	2,64
0,300

	(b)
	Perc
ent of
class:

	15.0
9%

	(c)
	Numb
er of
shares to
which
such
person
has:

	(i)
	Sole
power to
vote or
to direct
the vote:

	2,26
9,900

	(ii)
	Shar
ed power
to vote
or to
direct
the vote:

	None

	(iii
)	Sole
power to
dispose
or to
direct
the
dispositi
on of:

	2,64
0,300

	(iv)
	Shar
ed power
to
dispose
or to
direct
the
dispositi
on of :

	None

Item 5:
	Owne
rship of
Five
Percent
of Less
of Class:

	Not
applicabl
e

CUSIP
No.00252w
104
Page 5 of
6 Pages


Item 6:
	Owne
rship of
More than
Five
Percent
on Behalf
of
Another
Person:

	All
of the
shares of
Common
Stock set
forth in
Item 4
are owned
by
various
investmen
t
advisory
clients
of Brown
Capital
Managemen
t, Inc.,
which is
deemed to
be a
beneficia
l owner
of those
shares
pursuant
to Rule
13d-3
under the
Securitie
s
Exchange
Act of
1934, due
to its
discretio
nary
power to
make
investmen
t
decisions
over such
shares
for its
clients
and its
ability
to vote
such
shares.
In all
cases,
persons
other
than
Investmen
t
Counselor
s of
Maryland,
Inc. have
the right
to
receive,
or the
power to
direct
the
receipt
of,
dividends
from, or
the
proceeds
from the
sale of
the
shares.
No
individua
l client
holds
more than
five
percent
of the
class.




Item 7:
	Iden
tificatio
n and
Classific
ation of
the
Subsidiar
y Which
Acquired
the
Security
Being
Reported
on By the
Parent
Holding
Company:

	Not
applicabl
e.

Item 8:
	Iden
tificatio
n and
Classific
ation of
Members
of the
Group:

	Not
applicabl
e

Item 9:
	Noti
ce of
Dissoluti
on of
Group:

	Not
applicabl
e

CUSIP
No.00252w
104
Page 6 of
6 Pages


Item 10:
	Cert
ification
:

	By
signing
below I
certify
that, to
the best
of my
knowledge
and
belief,
the
securitie
s
referred
to above
were
acquired
in the
ordinary
course of
business
and were
not
acquired
for the
purpose
of and do
not have
the
effect of
changing
or
influenci
ng the
control
of the
issuer of
such
securitie
s and
were not
acquired
in
connectio
n with or
as a
participa
nt in any
transacti
on having
such
purposes
or
effect.

	SIGNATURE

	Afte
r
reasonabl
e inquiry
and to
the best
of my
knowledge
and
belief, I
certify
that the
informati
on set
forth in
this
statement
is true,
complete
and
correct.



Brown
Capital
Managemen
t, Inc.

By:  /s/
Eddie C.
Brown


Eddie C.
Brown

President


Date:
	Febr
uary 14,
2001